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                                                                      EXHIBIT 99

                 [LETTERHEAD OF HOULIHAN LOKEY HOWARD & ZUKIN]





June 14, 1996



Mr. Gary Baker
Chief Financial Officer
Channell Commercial Corporation
26040 Ynez Road
P.O. Box 9022
Temecula, CA 92589-9022

Dear Mr. Baker:

At your request, we have analyzed certain financial information regarding six patents (patent numbers 267,228, 298,031, 315,906, 317,908, 4,255,614 and
5,210,374) owned by Mr. William H. Channell, Sr. (the "Patents") and currently licensed by him, as a private person, to Channell Commerical Corporation ("CCC" or the "Company").

The purpose of this analysis was to express an opinion (the "Opinion") on the aggregate fair market value, as of May 31, 1996, of the Patents to serve as a valuation basis for general corporate planning purposes and estate tax planning purposes.

The Patents are currently licensed to CCC for use in products sold by the Company. The Patents have been valued without regard to any encumbrances created by license agreements between Mr. Channell and CCC, as said parties are not at arm's-length to each other with respect to said Patents.

CCC is a California corporation engaged in the design, manufacture and sale of precision-molded thermoplastic enclosures used by cable television operators and local telephone companies worldwide. Corporation headquarters and manufacturing facilities are located in Temecula, California.

The term "fair market value," as used herein, is defined as the amount at which the Patents would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under any compulsion to act, with equity to both.

It is Houlihan Lokey's understanding, upon which it is relying, that the Company's Board of Directors, Mr. Channell, and any other recipient of the Opinion will consult with the rely solely
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Mr. Gary Baker
Channell Commercial Corporation
June 14, 1996                                                             -2-


upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. held discussions with certain members of management of the Company to discuss the uses, future prospects, marketability and descriptions of each of the Patents;

2.    reviewed the Company's S-1, filed May 13, 1996.

3. reviewed the Company's audited financial statements for the two fiscal years ended December 31, 1995 and unaudited interim financial statements for the three month period ended March 31, 1996 which the Company's management has identified as being the most current financial statements available;

4. reviewed projections prepared by the Company's management with respect to sales of products using the Patents for the fiscal years ended December 31, 1996 through 2000 and held discussions with the Company's management regarding sales of products using the Patents after fiscal year 2000;

5. reviewed historical sales figures involving products that use the Patents for the five fiscal years ended December 31, 1995;

6.    reviewed the U.S. Patent abstracts for each of the Patents;

7. reviewed the royalty calculation and payments paid by CCC to Mr. Channell, Sr. in fiscal years 1991 through 1995 for the use of the Patents; and

8. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the products using the Patents, and that there has been no material change in the Patents or the financial condition, business or prospects of the patented products between the date of the most recent financial data made available to us and the date of this Opinion.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and the Patents and do not assume any responsibility with respect


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Mr. Gary Baker
Channell Commercial Corporation
June 14, 1996                                                              -3-



to it. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

In our analysis of the Patents, we have taken into consideration their income- and cash-generating capability. Typically, an investor contemplating an investment in an asset with income- and cash-generating capability similar to Mr. Channell's Patents will evaluate the risks and returns of its investment on a going-concern basis. Accordingly, the value of the Patents has been developed primarily on the basis of the discounted cash flow approach.

Based upon the investigation, premises, provisos, and analyses outlined above, it is our opinion that, as of May 31, 1996, the aggregate fair market value of the Patents is reasonably stated in the amount of $4,000,000.

In accordance with recognized professional ethics, our fees for this service are not contingent upon the opinion expressed herein, and neither Houlihan, Lokey, Howard & Zukin, Inc. nor any of its employees have a present or intended financial interest in the Company or the Patents.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.
/s/ Houlihan, Lokey, Howard & Zukin, Inc.